Cornerstone Building Brands, Inc.

5020 Weston Parkway, Suite 400

Cary, North Carolina 27513

August 31, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re: Registration Statement on Form S-3 of Cornerstone Building Brands, Inc., filed August 25, 2020 (File No. 333-248409)

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, Cornerstone Building Brands, Inc. hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 3:00 P.M. (EDT) on September 2, 2020, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Debevoise & Plimpton LLP, by calling Morgan J. Hayes at (212) 909-6983.

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Very truly yours,

Cornerstone Building Brands, Inc.

By:	/s/ Jeffrey S. Lee
Name: Jeffrey S. Lee
Title: Executive Vice President and Chief Financial Officer

(Signature Page to Acceleration Request)